SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

February 12, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications - Notice of Extraordinary General Meeting of Shareholders

Rosh Ha’ayin, Israel
February 12, 2020

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on March 18, 2020 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolution:

(1)	to approve an amendment to the Company's Compensation Policy for Office Holders;

(2)	to approve compensation to the Company's Chairman of the Board of Directors;

(3)	to approve general compensation terms to the Company's directors; and

(4)
to approve and ratify compensation, including the grant of indemnification and release letters to Mr. Yossi Shachak and Mr. Richard Hunter and that these directors will benefit from the Company's D&O policy.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") participating in the EGM and voting on the matter is required for the approval of items 1 and 3 on the agenda, provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of a majority of the Ordinary Shares, participating in the EGM and voting on the matter is required for the approval of any of items 2 and 4 on the agenda.

Only shareholders of record at the close of business on February 18, 2020 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the EGM in person may vote with respect to the items on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of the items on the agenda, no later than ten (10) days before the EGM meeting date (March 8, 2020). The deadline for submission of the Board of Directors’ response to such position notices is March 13, 2020. Changes to the EGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than February 19, 2020 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than February 26, 2020. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the EGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the EGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than four (4) hours before the time fixed for the EGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways, the vote shall be disqualified.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the EGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the EGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the EGM. Should no lawful quorum be present one half hour following the time set for the EGM, the EGM shall be adjourned to Wednesday, March 25, 2020, at the same time and place.

- ii -

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

- iii -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”), to be held on  Wednesday, March 18, 2020 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolution:

(1)	to approve an amendment to the Company's Compensation Policy for Office Holders;

(2)	to approve compensation to the Company's Chairman of the Board of Directors;

(3)	to approve general compensation terms to the Company's directors; and

(4)
to approve and ratify compensation, including the grant of indemnification and release letters to Mr. Yossi Shachak and Mr. Richard Hunter and that these directors will benefit from the Company's D&O policy.

A form of a Deed of Vote (Hebrew and English versions) for use at the EGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). The Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the EGM or if voted electronically, no later than four (4) hours before the time fixed for the EGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on February 18, 2020 will be entitled to participate in and vote at the EGM. Proxies are being distributed to shareholders on or about February 12, 2020; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On February 11, 2020, the Company had outstanding 183,558,977 Ordinary Shares, excluding 6,963,033 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

ITEM 1

AMENDMENT OF THE COMPANY'S COMPENSATION POLICY FOR OFFICE HOLDERS

The Company's Compensation Policy was approved by the Annual General Meeting of shareholders on October 29, 2019 ("Compensation Policy"). The Compensation Policy provides (among other things) that the Company may insure its Office Holders (as such term is defined in the Israeli Companies Law) with a directors’ and officers’ (D&O) insurance policy which shall be acquired, from time to time, subject to applicable law and our Articles of Association (the "Insurance Policy").

In view of, among others, the recent sharp increases in premiums for D&O insurance policies, in particular for companies whose securities are listed on stock exchanges in the United States, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the following main amendments to the insurance section in our Compensation Policy:

•
an increase in the maximum annual premium to an aggregate annual premium that does not exceed USD 600,000 of the aggregate coverage of the Insurance Policy and a premium of up to 15% per annum after the first year's policy is formulated;

•	The Office Holders will be exempt from a deductible. The amount of the deductible for the Company shall not exceed USD 2.5 million per claim.

•	The option to enter into a run-off policy for a period of seven years from the date of transfer of control in the Company or a merger subject to coverage of the Insurance Policy and other conditions.

 Other than the changes set forth in the attached Annex "A", the terms of the Compensation Policy shall remain in effect. For the shareholders' convenience attached hereto as Annex "B" is an English convenience translation of the binding Hebrew changes to the Compensation Policy.

Our Compensation Committee and Board of Directors approved and recommended to the shareholders of the EGM to approve the aforesaid amendment to our Compensation Policy as set forth in "Annex A".

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED: to approve an amendment to our Compensation Policy as set forth in "Annex A";

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 1 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2

COMPENSATION TO THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS

Ms. Osnat Ronen serves as the Company's Chairman of the Board of Directors since November 2019, following having served as a director in the Company since 2009 when she was appointed as a Qualified Israeli Director (as defined in the Company's Articles of Association), in accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association.

Our Compensation Policy allows us to grant the Chairman of the Board, compensation that shall take into account the additional work imposed on the Chairman, the additional time that the Chairman is required to devote to the performance of this role and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he or she shall be employed. Ms Ronen is actively involved in the management of the Company well beyond participation in meetings of our Board of Directors and committees thereof.

The Compensation Committee and Board of Directors considered numerous factors, including the Company's Compensation Policy and relevant benchmarks, taking into account Ms. Ronen's education, qualifications, expertise and professional experience and achievements, and believe that it is in the best interest of the Company to retain Ms. Ronen as our Chairman of the Board of Directors and to compensate her for her valuable contribution to the Company particularly in these challenging times.

As an incentive for her activities and efforts as Chairman, the Compensation Committee and the Board of Directors have recommended to the shareholders of the EGM to approve to grant Ms. Ronen a fixed monthly fee in the amount of NIS 85,000 (plus VAT) for her services as Chairman of the Board of Directors at a scope of a 40% position, effective November 20, 2019, to be offset against the sums that Ms. Ronen has received since November 20, 2019 in her capacity as a director in the Company, to be paid to her directly or to a company under her control, according to her discretion, and subject to the receipt of an appropriate invoice.

The Compensation Committee and the Board of Directors are of the opinion that the proposed compensation to the Chairman is fair and reasonable given the required devotion of extensive attention and time and the magnitude of the challenges that the Company faces and may face in the future in light of recent developments, changes in the Company and the market in which the Company operates and the responsibility of the Chairman.

Ms. Ronen has extensive commercial and managerial experience and an in-depth acquaintance with the various aspects of the business of the Company. Ms. Ronen currently serves on the Board of Directors of Fox-Wizel Ltd. and Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal). Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves on the Board of Directors and as an advisor. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner until 2019. Ms. Ronen has also served as an advisor to Liquidnet Inc. from 2013 to 2015. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi-Tefahot Bank Ltd. as head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Network Ltd during 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of  Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd.

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED: to grant Ms. Osnat Ronen, the Chairman of the Board of Directors of the Company, a fixed monthly fee in the amount of NIS 85,000 (plus VAT) for her services as Chairman of the Board of Directors, effective November 20, 2019, to be offset against the sums that Ms. Ronen has received since November 20, 2019 in her capacity as a director in the Company; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item 2 on the agenda.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 2 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 3

APPROVAL OF GENERAL COMPENSATION TERMS INCLUDING THE
GRANT OF INDEMNIFICATION AND RELEASE LETTERS TO THE
COMPANY'S DIRECTORS

In accordance with the Israeli Companies Law, compensation to our directors must be brought for approval by our Compensation Committee, our Board of Directors and our shareholders. If a new director was appointed by the Board of Directors and his term commenced before the next coming Annual General Meeting ("AGM") and before the required legal approvals for payment of the compensation terms were approved by the AGM, the Company was unable to pay the new director such compensation until its terms were approved by the AGM and the Company retroactively paid the new director such compensation.

It is therefore proposed to adopt a general resolution regarding the compensation terms, as set forth below, that will apply to all current directors and those that will  serve from time to time (excluding the Chairman of the Board of Directors insofar as separate compensation terms will be determined thereof), (such current directors and those that will serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors insofar as separate compensation terms will be determined thereof), the "Relevant Directors"). It should be clarified that regarding directors that will be appointed in the future, insofar as they will be appointed, that are controlling parties or their relatives or that a controlling shareholder has an interest in their appointment, additional resolutions may need to be adopted in accordance with the law.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with the Israeli Companies Law), including the following: (a) that other than the Chairman of the Board of Directors, the directors' compensation should, generally, be in unified amounts (or calculated in a unified manner according to the number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it to the circumstances of each director individually; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional experience and accomplishments of each of the Relevant Directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors do not hold full-time positions in the Company and as part of the final amount of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare their Compensation to the compensation of Company employees (or the employees of manpower contractors who are working for the Company); and (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements, as the Compensation is dependent only on the number of meetings and the form of participation (participation in person, by means of communication or in writing); and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders' approval.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to release, indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an office holder will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or Office Holders of the Company) in his capacity as an Office Holder of the Company.

The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable legal expenses, including attorney fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable legal expenses, including attorney fees, incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial sanction (Itzum Caspi);

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (including attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich) ("Indemnification Exclusions").

At the Extraordinary General Meeting of shareholders held on October 17, 2013 (the “EGM”), the shareholders of the Company approved and ratified the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to certain directors who were serving on the Board of Directors at that time, for serving as the Company's directors, or as a director or office holder on behalf of the Company in other companies. The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Ms. Osnat Ronen, Mr. Barry Ben Zeev and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012 (the "Indemnification Letter").

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after the date of the EGM, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under Section 3.13 of the Revised Indemnification Letter (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner’s Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to (i) an indemnified person and such other indemnified persons under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount), and to (ii) one or more indemnified persons under indemnification letters issued by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the “Combined Maximum Indemnity Amount”), the Maximum Indemnity Amount for all indemnified persons under the Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount) shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any indemnification letter containing the Combined Maximum Indemnity Amount.

In addition, the Annual General Meeting of shareholders held on September 28, 2016, approved the grant of a new indemnification and release letter (the “Indemnification and Release Letter”) to all of the directors who were serving on the Board of Directors at that time, for serving as the Company's directors, or as a director or office holder on behalf of the Company in other companies. The provisions of the Indemnification and Release Letter includes release of Office Holders from liability for breach of the duty of care towards the Company, that are serving at the date of the EGM and that will serve in the Company from time to time.

The Company's Compensation Committee and Board of Directors are of the opinion that the Indemnification and Release Letter includes an updated list of anticipated events for which it is customary to indemnify and the grant of release in advance to Office Holders of the Company from liability, entirely or partially, for damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of breach of duty of care toward the Company while acting in good faith, in their capacity as Office Holders to the extent that will be allowed at the time of the release by law. This will allow them to properly fulfil their duties while considering the entailed calculated risks and the responsibility imposed on them by law. The detailed events and the provision of release provide customary and accepted protection for the Office Holders in order to allow them the necessary latitude, in accordance with the law and to make business decisions for the benefit of the Company.

The release will not apply to a breach of duty of care in a distribution ("haluka") and will not apply to the Indemnification Exclusions detailed above except for sub-section (v) of the Indemnification Exclusions. According to the Company's Articles of Association, a release will not be given for a resolution or transaction in which the controlling shareholder or any office holder in the Company (including other Office Holders than the one being granted the release) has a personal interest. This release from liability will be for amounts for which the Office Holders are not entitled to indemnification in accordance with the Company's D&O insurance policy.

The Indemnification and Release Letter does not cancel, derogate or constitute a waiver of any other indemnification that the Office Holder is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an Office Holder in the Company. It is clarified that the Company will not be obligated to indemnify an Office Holder for the same event, both in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with the Indemnification and Release Letter. In any case in which an Office Holder can be indemnified, by law, both in accordance with the Indemnification and Release Letter and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the Office Holder should be indemnified.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation and granting the Indemnification and Release Letter is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation and granting the Indemnification and Release Letter is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

The proposed compensation terms for all Relevant Directors, are identical to the compensation terms that were approved by our AGM on October 29, 2019.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the EGM:

(a) to approve the compensation of the Relevant Directors, commencing from the date of their first appointment to the Board as Directors (by the general meeting of shareholders or by the Board of Directors) for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”); The Compensation is in accordance with section 8A to the Companies Regulations (Rules regarding Remuneration and Reimbursement of Expenses to External Directors), 5760 – 2000 and subject to the approvals as required thereof.

(b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors, including external directors and independent directors, as determined by the Compensation Committee. The Compensation Committee has determined that reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”);

(c) to approve that the Relevant Directors, will benefit from the Company's existing D&O insurance policy and

(d) to approve that the current directors will continue to benefit from their existing indemnification and release letters and that directors that will be appointed from time to time, will benefit from the Indemnification and Release Letters attached as Annex "C" effective from the date of their appointment to the Board of Directors.

Further details regarding the Company's D&O insurance policy are detailed in item 1 above.

It is proposed that at the EGM the following resolutions be adopted:

(iii)
“RESOLVED: (A) to approve the Compensation of our Relevant Directors, from the date of their appointment to the Board of Directors; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of our Relevant Directors from the date of their appointment to the Board of Directors; (C) to approve that the Relevant Directors, will benefit from the Company's existing D&O insurance policy from the date of their appointment; (D) to approve that the current directors will continue to benefit from their existing indemnification and release letters which will continue in full force and effect and (E) to approve that the directors that will serve from time to time, including external and independent directors will benefit from the Indemnification and Release Letter attached as "Annex C";

(iv)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item 3 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 3 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

 ITEM 4

APPROVAL AND RATIFICATION OF COMPENSATION INCLUDING THE
GRANT OF INDEMNIFICATION AND RELEASE LETTERS TO DIRECTORS

Mr. Yossi Shachak and Mr. Richard Hunter were appointed to the Company's Board of Directors on November 15, 2019. The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the EGM to approve the Compensation (as defined in Item 3 above) and the grant of the Indemnification and Release Letter (as defined in Item 3 above) to Mr. Richard Hunter and to Mr. Yossi Shachak from the date of their appointment to the Board of Directors, for their respective services to the Company as directors.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation and the grant of the Indemnification and Release Letter is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation and the grant of the Indemnification and Release Letter is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

For full details regarding the Compensation terms and the Indemnification and Release Letter, see Item 3 above.

It is proposed that at the EGM the following resolutions be adopted:

(i)
RESOLVED: (A) to approve and ratify the Compensation of Mr. Yossi Shachak and Mr. Richard Hunter; (B) to approve and ratify the reimbursement of Reasonable Expenses of Mr. Yossi Shachak and Mr. Richard Hunter; (C) to approve and ratify that Mr. Yossi Shachak and Mr. Richard Hunter will benefit from the Company's existing D&O insurance policy; and (D) to approve and ratify the Company’s undertaking to indemnify Mr. Yossi Shachak and Mr. Richard Hunter and to provide them with the Indemnification and Release Letter and that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner's current activities;

(ii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter is required for the approval of item 4 on the agenda.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the EGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 4 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as "Annex D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors
Hadar Vismunski-Weinberg, Adv.
Company Secretary

Dated: February 12, 2020

Annex B

6. Indemnification, insurance, release

6.1
Office Holders’ liability insurance, indemnity and the granting of release from liability are essential in order to ensure the recruitment and retention of Office Holders and directors who are the most suitable for the Company’s needs, and who possess relevant qualifications and experience to hold office in the Company and on the Company’s Board of Directors. These are essential considering that, in today’s marketplace, Office Holders and directors of public companies face greater liability exposures than ever before, particularly in public companies listed in multiple countries and subject to differing legal systems. The Company shall be allowed to insure the liability of its Office Holders, to indemnify them or release them from liability, in conformity with the Companies Law and the Company’s Articles of Association.

Insurance

6.2
The Company shall be allowed to engage in an office holders’ liability insurance policy (including directors and the Company’s CEO) of the Company and/or subsidiaries of the Company (including an insurance policy for a particular event and/or activity) including Office Holders (and directors) who are themselves, and/or whose relatives are, controlling shareholders of the Company ~~on the date of approval of the Compensation Policy~~ and/or Office Holders for whom the Company’s controlling shareholders may have a personal interest in their inclusion in the insurance policy, that will apply to serving Office Holders and/or that served or that will serve from time to time, for a number of periods of insurance, including their extension, during the period of the Compensation Policy, whether through the purchase of new policies or through extensions or renewals of existing policies and/or policies that will be purchased in the future, all under the conditions specified hereunder:

6.2.1
The annual premium that the Company shall pay shall not exceed a  total of USD 6~~5~~00 thousand plus a premium of up to 15% per annum after the first year's policy is formulated. The limit of liability in such insurance policy shall not exceed a total of USD 100 million per claim and cumulatively for each ~~year of~~ insurance period and in addition reasonable legal expenses.

6.2.3	Deductible: The directors and Office Holders will be exempt from participation. The amount of the deductible for the Company shall not exceed USD 2.5 million per claim.

6.2.3~~2~~
The Compensation Committee and the Board of Directors has approved the renewal of the insurance policy for a new period of insurance and has determined that no material changes were made in the insurance terms, apart from the possibility of increasing the limit of liability, as long as the increase in the annual premium does not exceed the sum specified above in clause 6.2.1.

6.2.4
To the extent that the policy is extended to cover claims against the Company itself (as opposed to claims against its Office Holders) relating to the Company's traded securities (Entity Coverage for Securities Claims), payment arrangements for insurance benefits for this extension will be determined, where applicable, whereby the Office Holder's right to receive indemnification from the insurers will precede the Company's right.

6.3
In addition, in the event of a transfer of control in the Company or a merger, the Company shall be allowed to enter into a Runoff policy for a period of 7 years from the date of transfer of such control or merger, subject to the coverage of the policy at that time and for a total premium for a 7-year insurance period not exceeding 350% of the annual premium  of the policy as stated in section 6.2 above that shall be effective at the date of the Runoff, and at a limit of liability not exceeding that of the current policy as stated. The directors and Office Holders will be exempt from a deductible. The amount of the deductible for the Company shall not exceed $ 2.5 million per claim.

6.4
In addition, in the event of a public offering of the Company's securities, the Company may extend the insurance policy to cover such offering, for an additional premium not exceeding 50% of the annual premium of the policy that is in effect on that date.

6.5
The Company's engagement in insurance policies as stated in respect of the liability of Office Holders may only be approved by the Compensation Committee pursuant to Rule 1b1 of the Companies Regulations (Easements on transactions with interested parties), 2000, or any provision that will replace it.

Indemnification

6.~~3~~6
The maximum advance undertaking of indemnity payable by the Company to all indemnified persons, pursuant to letters of indemnification to be granted to Office Holders as of the adoption date of the Policy, in respect of any occurrence of the events specified in the appendix to the letter of indemnification, shall not exceed 25% of the shareholders’ equity according to the latest reviewed or audited financial statements approved by the Company’s Board of Directors prior to the approval of payment of the indemnification.

B - 2

6.~~4~~7	The Company shall be allowed to indemnify any Office Holder retroactively in the broadest manner permitted pursuant to the Companies Law.

6.~~5~~8	The Compensation Policy in no way diminishes the validity of previous decisions reached in the Company in conformity with the law regarding the granting of an advance undertaking of indemnity.

Release

6.~~6~~9
The Company shall be allowed to grant a release from liability in advance to the Company’s Office Holders in respect of a breach of a duty of care towards the Company pursuant to any law, including Office Holders of the Company who themselves are, or their relatives are, the controlling shareholder, subject to the receipt of the approvals required by law. A release from the duty of care shall not apply in relation to a decision or transaction that a controlling shareholder or any Office Holder in the Company (including another Office Holder than the Office Holder being granted the release) has a personal interest.

B - 3

Annex C

Date: ______________
Dear ________

Letter of Indemnification and Release

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.
Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.5A	Expenses that you may incur with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v)  a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification and release in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification and release even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification and release prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification and release. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries), pursuant to all letters of indemnification issued to them by Partner on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15
If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any Event the amount for which each individual director or other indemnified person may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

4.	Release

4.1
The Company releases you in advance, subject to the provisions of the Companies Law, from your liability towards the Company for any damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of the breach of your duty of care toward the Company while acting in good faith, in your capacity as an officer or director in Partner or the Subsidiaries for the events and to the extent that will be allowed at the time of release by law. The said release from liability will be for amounts for which the officers or directors are not entitled to indemnification in accordance with the Company's D&O insurance policy.

4.2
Partner may not release you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you and (v) a breach of duty of care in a Distribution ("haluka").

4.3	In addition to the limitations of the release according to any law, the release shall not apply to the following cases:

a.
Any counterclaim of the Company against an officer or director as a result of a claim of an officer or director against the Company, except for when the claim of the officer is to protect his rights that stem from labor law in accordance with the law or a personal employment agreement between himself and the Company or a resolution duly adopted by the Company's organs in respect of directors remuneration.

b.
Resolution or transaction in which the controlling shareholder or any officer or director in the Company (including other officers or directors than the officer or director being granted the release) has a personal interest.

5.	Sections 3.6-3.9 and 3.11-3.12 above will apply Mutatis Mutandis to release.

6.
In sections 4 and 5 -"acting" – or any derivative of it as set forth in the Companies Law, including also a decision and/or omission and including all of the actions taken by you before the date of this letter during the periods in which you were employed and/or served as an officer or director of the Company and/or during the periods in which you were an officer, employee or agent of the Company in another corporation in which the Company directly or indirectly holds securities.

7.
For the avoidance of doubt, it hereby determined that this letter of indemnification and release shall not cancel or derogate or constitute a waiver of any other indemnification that the officer or director is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an officer or director in the Company. It is hereby clarified that the Company will not be obligated to indemnify an officer or director for the same event, in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with this letter of indemnification and release. In any case in which an officer or director can be indemnified, by law, both in accordance with this Letter of indemnification and release and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the officer or director should be indemnified.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

The law of the State of Israel shall govern this Letter of Indemnification and Release and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification and Release, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification and Release:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.
Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.
Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.
The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.	Any action or decision in relation to work safety and/or working conditions.

20.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

22A.	Expenses incurred with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.
Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by any Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex D

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	[1]Cancelled

21.5
[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

[1]	Amendment No. 52

[2]	Amendment No. 3

[3]	Amendment No. 4

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes[4]  reduces to less than 26% [5] [6] [7] of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[10]

[4]	Amendment No. 25

[5]	Amendment No. 9

[6]	Amendment No. 28

[7]	Amendment No. 31

[8]	Amendment No. 31

[9]	Amendment No. 25

[10]	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[11]

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

[11]
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.
In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8     The provisions of Article 22A of the License shall be adopted in the Articles of     Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [12]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[12]	Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: February 12, 2020

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Extraordinary General Meeting (the “EGM”) will be held on Wednesday, March 18, 2020 at 14:00 (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 1-4 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”).

The items on the agenda, which are subject to the Regulations Procedure, are set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

1.	to approve an amendment to the Company's Compensation Policy

The Company's Compensation Policy was approved by the Annual General Meeting of shareholders on October 29, 2019 ("Compensation Policy"). The Compensation Policy provides (among other things) that the Company may insure its Office Holders (as such term is defined in the Israeli Companies Law (1999), as amended (the "Israeli Companies Law")) with a directors’ and officers’ (D&O) insurance policy which shall be acquired, from time to time, subject to applicable law and our Articles of Association (the "Insurance Policy").

In view of, among others, the recent sharp increases in premiums for D&O insurance policies, in particular for companies whose securities are listed on stock exchanges in the United States, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, certain amendments to the insurance section in our Compensation Policy.

This summary is qualified in its entirety by reference to the description in the Proxy Statement. The full test of the proposed amendment to Section 6 is attached hereto as "Annex "A". For the shareholders' convenience, attached hereto as Annex "B" is an English convenience translation of the binding Hebrew changes to the Compensation Policy.

Other than the changes set forth in the attached Annex "A", the terms of the Compensation Policy shall remain in effect.

Our Compensation Committee and Board of Directors approved and recommended to the shareholders of the EGM to approve the aforesaid amendment to our Compensation Policy as set forth in "Annex A".

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED: to approve an amendment to our Compensation Policy, as set forth in "Annex A";

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

2.	to approve compensation to the Company's Chairman of the Board of Directors

Ms. Osnat Ronen serves as the Company's Chairman of the Board of Directors since November 2019. Our Compensation Policy allows us to grant the Chairman of the Board, compensation that shall take into account the additional work imposed on the Chairman, the additional time that the Chairman is required to devote to the performance of this role and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he or she shall be employed. Ms Ronen is actively involved in the management of the Company well beyond participation in meetings of our Board of Directors and committees thereof.

The Compensation Committee and Board of Directors considered numerous factors, including the Company's Compensation Policy and relevant benchmarks, taking into account Ms. Ronen's education, qualifications, expertise and professional experience and achievements, and believe that it is in the best interest of the Company to retain Ms. Ronen as our Chairman of the Board of Directors and to compensate her for her valuable contribution to the Company particularly in these challenging times.

As an incentive for her activities and efforts as Chairman, the Compensation Committee and the Board of Directors have recommended to the shareholders of the EGM to approve to grant Ms. Ronen a fixed monthly fee in the amount of NIS 85,000 (plus VAT) for her services as Chairman of the Board of Directors, effective November 20, 2019, at a scope of a 40% position, to be offset against the sums that Ms. Ronen has received since November 20, 2019 in her capacity as a director in the Company, to be paid to her directly or to a company under her control, according to her discretion, and subject to the receipt of an appropriate invoice.

The Compensation Committee and the Board of Directors are of the opinion that the proposed compensation to the Chairman is fair and reasonable given the required devotion of extensive attention and time and the magnitude of the challenges that the Company faces and may face in the future in light of recent developments, changes in the Company and the market in which the Company operates and the responsibility of the Chairman.

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED: to grant Ms. Osnat Ronen, the Chairman of the Board of Directors of the Company, a fixed monthly fee in the amount of NIS 85,000 (plus VAT) for her services as Chairman of the Board of Directors, effective November 20, 2019, to be offset against the sums that Ms. Ronen has received since November 20, 2019 in her capacity as a director in the Company; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

3.	to approve general compensation terms to the Company's directors

In accordance with the Israeli Companies Law, compensation to our directors must be brought for approval by our Compensation Committee, our Board of Directors and our shareholders. If a new director was appointed by the Board of Directors and his term commenced before the next coming Annual General Meeting ("AGM") and before the required legal approvals for payment of the compensation terms were approved by the AGM, the Company was unable to pay the new director such compensation until its terms were approved by the AGM and the Company retroactively paid the new director such compensation.

It is therefore proposed to adopt a general resolution regarding the compensation terms, as set forth below, that will apply to all current directors and those that will be serve from time to time (excluding the Chairman of the Board of Directors insofar as separate compensation terms will be determined thereof), (such current directors and and those that will be serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors insofar as separate compensation terms will be determined thereof), the "Relevant Directors"). It should be clarified that regarding directors that will be appointed in the future, insofar as they will be appointed, that are controlling parties or their relatives or that a controlling shareholder has an interest in their appointment, additional resolutions may need to be adopted in accordance with the law.

For further information regarding compensation of our Relevant Directors, from the date of their appointment to the Board of Directors, see the Proxy Statement.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to release, indemnify and to undertake in advance to indemnify directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses an office holder will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or Office Holders of the Company) in his capacity as an Office Holder of the Company, as described in the Proxy Statement.

For further information regarding indemnification and release letters granted to our Relevant Directors, see the Proxy Statement.

The proposed compensation terms for all Relevant Directors, are identical to the compensation terms that were approved by our AGM on October 29, 2019.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the EGM:

(a) to approve the compensation of the Relevant Directors, commencing from the date of their first appointment to the Board as Directors (by the general meeting of shareholders or by the Board of Directors) for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”); The Compensation is in accordance with section 8A to the Companies Regulations (Rules regarding Remuneration and Reimbursement of Expenses to External Directors), 5760 – 2000 and subject to the approvals as required thereof.

(b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors, including external directors and independent directors, as determined by the Compensation Committee. The Compensation Committee has determined that reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”);

(c) to approve that the Relevant Directors, will benefit from the Company's existing D&O insurance policy and

(d) to approve that the current directors will continue to benefit from their existing indemnification and release letters and that directors that will be appointed from time to time, will benefit from the Indemnification and Release Letter attached as Annex "C" effective from the date of their appointment to the Board of Directors.

Further details regarding the Company's D&O insurance policy are detailed in item 1 above.

It is proposed that at the EGM the following resolutions be adopted:

(iii)
“RESOLVED: (A) to approve the Compensation of our Relevant Directors, from the date of their appointment to the Board of Directors; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of our Relevant Directors from the date of their appointment to the Board of Directors; (C) to approve that the Relevant Directors, will benefit from the Company's existing D&O insurance policy from the date of their appointment; (D) to approve that the current directors will continue to benefit from their existing indemnification and release letters which will continue in full force and effect and (E) to approve that the directors that will serve from time to time, including external and independent directors will benefit from the Indemnification and Release Letter attached as "Annex C";

(iv)	RESOLVED: this resolution is in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

4.
to approve and ratify compensation, including the grant of indemnification and release letters to Mr. Yossi Shachak and Mr. Richard Hunter and that these directors will benefit from the Company's D&O policy

Mr. Yossi Shachak and Mr. Richard Hunter were appointed to the Company's Board of Directors on November 15, 2019. The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the EGM to approve the Compensation (as defined in item 3 above) and the grant of the Indemnification and Release Letter (as detailed in item 3 above) to Mr. Richard Hunter and to Mr. Yossi Shachak from the date of their appointment to the Board of Directors, for their respective services to the Company as directors.

For full details regarding the Compensation terms and the Indemnification and Release Letter, see item 3 in the Proxy Statement.

It is proposed that at the EGM the following resolutions be adopted:

(i)
RESOLVED: (A) to approve and ratify the Compensation of Mr. Mr. Yossi Shachak and Richard Hunter; (B) to approve and ratify the reimbursement of Reasonable Expenses of Mr. Yossi Shachak and Mr. Richard Hunter; (C) to approve and ratify that Mr. Yossi Shachak and Mr. Richard Hunter will benefit from the Company's existing D&O insurance policy; and (D) to approve and ratify the Company’s undertaking to indemnify Mr. Yossi Shachak and Mr. Richard Hunter and to provide them with the Indemnification and Release Letter and that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner's current activities;

(ii)	RESOLVED: these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

For further details in respect of the items on the EGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated February 12, 2020 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9 a.m. to 5 p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the EGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of items 1 and 3 on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share ("Ordinary Shares") participating in the EGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The required majority for the approval of items 2 and 4 on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the EGM and voting on the matter.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of all of the item on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the EGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the EGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of all of the items on the agenda is: March 8, 2020.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: March 13, 2020.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the EGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than February 19, 2020 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than February 26, 2020. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of February 11, 2020 the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 9,177,949 Ordinary Shares.

As of February 11, 2020, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 6,684,809  Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 1-4), in the second part of this Deed of Vote.

Partner Communications Company Ltd.

Date: ________, 2020

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Hadar Vismunski-Weinberg, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Wednesday, March 18, 2020 at 14:00 Israel time.

Type of meeting: Extraordinary General Meeting

The Record Date: February 18, 2020.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
     Country of organization: ___________________________________

Item No.	Subject of the Resolution	Vote[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Company's Compensation Policy for Office Holders (section 267A (b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

		For	Against	Abstain	Yes[c]	No
1)	Approval of an amendment to the Company's Compensation Policy for Office Holders. This item is subject to the Regulations Procedure.
2)	Approval of compensation to the Company's Chairman of the Board of Directors. This item is subject to the Regulations Procedure.
3)	Approval of general compensation terms to the Company's directors. This item is subject to the Regulations Procedure.
4)
Approval and ratification of compensation, including the grant of indemnification and release letters to Mr. Yossi Shachak and Mr. Richard Hunter and that these directors will benefit from the Company's D&O policy.

This item is subject to the Regulations Procedure.

a If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide details regarding the nature of the "Personal Interest" or the "Controlling Party" Interest (as the case may be), or an X is marked in both columns, the vote shall be  disqualified.

b Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

Regarding the resolutions in items 1-4 why do I have a “Personal Interest” in the resolution, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings require the consent of the Israeli Minister of Communications as stated above.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

[d]
In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[e]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Hadar Vismunski-Weinberg, Adv., Company Secretary

Re:           Extraordinary General Meeting of Shareholders to be held on
Wednesday, March 18, 2020 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions in items 1-4 whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

[1]	Name of shareholder.

[2]
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

[4]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Item No.	Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Company's Compensation Policy for Office Holders (section 267A(b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[4]?

		For	Against	Abstain	Yes[6]	No
1)	Approval of of an amendment to the Company's Compensation Policy for Office Holders. This item is subject to the Regulations Procedure.
2)	Approval of compensation to the Company's Chairman of the Board of Directors. This item is subject to the Regulations Procedure.
3)	Approval of general compensation terms to the Company's directors. This item is subject to the Regulations Procedure.
4)
Approval and ratification of compensation, including the grant of indemnification and release letters to Mr. Yossi Shachak and Mr. Richard Hunter and that these directors will benefit from the Company's D&O policy.

This item is subject to the Regulations Procedure.

5 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.
6 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

2

In connection with the resolutions in items 1-4 why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)7:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)8; or (ii)  any other license granted, directly or indirectly, to Partner9.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings REQUIRE the consent of the Israeli Minister of Communications as stated above.

Date: _____________	__________________________ Signature Name (print):_______________ Title: _____________________

[7]
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[8]	A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

[9]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: February 12, 2020